ESGEN Acquisition Corporation

5956 Sherry Lane, Suite 1400

Dallas, Texas 75225

December 19, 2022

VIA EDGAR

Attention:	Frank Knapp, Staff Accountant
Robert Telewicz, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	ESGEN Acquisition Corporation

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed April 1, 2022

File No. 001-40927

Ladies and Gentlemen:

This letter sets forth the response of ESGEN Acquisition Corporation (the “Company” or “we” or “our”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in its letter dated December 16, 2022, with respect to the above referenced Form 10-K.

For the Staff’s convenience, the Company’s response is prefaced by the exact text of the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE:

We respectfully acknowledge the Staff’s comment and confirm that our sponsor itself is not, nor is it “controlled” for CFIUS purposes by or has substantial ties with, a non-U.S. person.

***

Please contact Julian Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

ESGEN ACQUISITION CORPORATION

By:	/s/ Nader Daylami
Name:	Nader Daylami
Title:	Chief Financial Officer

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